82-3089

BPI Industries Inc.

CDNX SYMBOL : BPR

510 Burrard Street, Suite 910, Vancouver, B.C. V6C 1V5

Tel : 604-685-8688 Fax : 604-683-1797

www.bpi-industries.com

02 MAR -5 AM 8:40

NEWS RELEASE

02015616

For Immediate Release, January 31, 2002

BPI Industries Inc. (CDNX symbol: BPR) is pleased to announce the appointment of Mr. Costa Vrisakis to the Board of Directors of the Company. He is assuming the seat left vacant by the resignation of Mr. Jasbir Banwait from the Board. Mr. Vrisakis, based in Sydney Australia, is a successful financier and entrepreneur. He has been a Founder and Director of several successful Sydney Stock Exchange listed companies. One of his many successes includes a printing company, Snap-Apart Pty Ltd. that Mr. Vrisakis founded along with 2 employees in 1959. In 1985, Snap-Apart Pty. Ltd. was listed on the Sydney Stock Exchange under the name Computer Resources Ltd. In 1993, Moore Corp of Toronto, Canada acquired Computer Resources. At the time of its acquisition, the Company had 600 employees and revenue of over Aus$120,000,000. Among his numerous holdings, Mr. Vrisakis owns 3 hotels in Sydney.

The Board looks forward to Mr. Vrisakis' input in expeditiously moving the Company's Illinois Basin Methane Project forward.

The Board would like to thank Mr. Banwait for his service to the Company and wish him well in his future endeavors.

SUPPL

About BPI Industries Inc.

BPI Industries is a Canadian, publicly listed, Oil and Gas Exploration Company. Its principal asset is a contiguous 43,000-acre coal bed methane property in the southern portion of the Illinois Basin. The Company has invested in excess of US$4 million in the process of evaluating and defining a natural gas reserve. There are two major gas pipelines, the Texas Eastern Transmission Corp. and the Trunkline Gas Company, that cross the acreage providing a ready market for future gas production. The common shares of the Company trade on the Canadian Venture Exchange under the symbol "BPR".

ON BEHALF OF THE BOARD OF DIRECTORS

"James G. Azlein"

James G. Azlein, President

For Further Information Contact
800-803-3204 or 604-685-8688
info@bpi-industries.com

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

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